Wachtell, Lipton, Rosen & Katz

May 5, 2005

By Telecopy:
202-942-9548
Frank Green, Esq.
Global Securities Risk Office
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Supplemental Response to Comments to the Registration Statement on Form S-4 filed by SBC Communications Inc. (File No. 333-123283)

Dear Mr. Green:

                    AT&T Corp. (“AT&T”) has authorized me to set forth below supplemental information confirming the discussion yesterday with you and Robert S. Feit of AT&T with respect to our response to Comment 61 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 8, 2005, with respect to SBC’s Registration Statement on Form S-4 (File No. 333-123283) (the “Form S-4”) filed with the Commission on March 11, 2005.

                    AT&T supplementally advises the Staff that the Cuban American Telephone & Telegraph Company (“CATT”) is a dormant company not engaged in active operations. We note however that AT&T has a license from the US Treasury Department to continue to pay the salaries of five Cuban nationals who previously supported the cable landing site. The total

Frank Green, Esq.
May 5, 2005

amount transferred annually is $60,000 in the aggregate. These individuals occupy office space in Havana. No payments are made in connection with the office space.

                    Other than its ownership of CATT, AT&T itself has no assets, operations or customers in Cuba. AT&T’s activities with respect to Cuba are limited to receiving and delivering telecommunications traffic as set forth in our original response. We exclude any services provided to US government entities from the scope of this letter.

                    Please call the undersigned at 212-403-1225 if you have any further questions.

Very truly yours,

/s/ Stephanie J. Seligman

Stephanie J. Seligman

cc:   Robert S. Feit